UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 Complete Genomics, Inc.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

20454K 10 4

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,451,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,451,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,451,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.983%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,409,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,409,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,409,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.823%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,451,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,451,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,451,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.983%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is Common Stock (“Shares”) of Complete Genomics, Inc. (the “Issuer”). The Shares are listed on Nasdaq. The Issuer’s principal offices are located at 2071 Stierlin Court, Mountain View, California.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  OrbiMed Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP III LLC is the general partner of a limited partnership that holds Shares, as more particularly described in Item 6 below.  OrbiMed Capital GP III LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP III LLC are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On and prior to the close of February 12, 2010, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of OrbiMed Private Investments III, LP (“OPI III”) and OrbiMed Associates III, LP (“Associates”), as more particularly referred to in Item 6 below, caused OPI III and Associates to purchase 2,252,898 and 21,456 shares of Series D Preferred Stock of the Issuer, respectively, which automatically converted on a 1-for-1 basis into Shares upon the closing of the Issuer’s initial public offering on November 16, 2010.

On and prior to the close of October 5, 2010, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of OPI III and Associates, as more particularly referred to in Item 6 below, caused OPI III and Associates to purchase 1,267,070 and 12,068 shares of Series E Preferred Stock of the Issuer, respectively, which automatically converted on a 1-for-1 basis into Shares upon the closing of the Issuer’s initial public offering on November 16, 2010.

On and prior to the close of October 5, 2010, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of OPI III and Associates respectively, as more particularly referred to in Item 6 below, caused OPI III and Associates to purchase warrants (“Warrants”) to purchase 291,602 Shares and 2,777 Shares, respectively.

In addition, on and prior to the close of November 16, 2010, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of OPI III and Associates, as more particularly referred to in Item 6 below, caused OPI III and Associates to purchase an additional 597,091 and 5,687 Shares, respectively.

The Reporting Persons have designated a representative, currently Carl L. Gordon (“Gordon”), a member of OrbiMed Advisors LLC, to serve on the Issuer’s Board of Directors.  On November 30, 2010, Gordon was the recipient of a grant of non-qualified stock options of the Issuer (the “Non-Qualified Stock Options”).  Pursuant to an agreement with the Reporting Persons, Gordon is obligated to transfer any Shares issued under the Non-Qualified Stock Options to the Reporting Persons, which will distribute the Shares to OPI III, and Associates on a pro-rata basis.  As of the date hereof, 833 of the Non-Qualified Stock Options have vested or will vest within sixty (60) days. Of these Non-Qualified Stock Options 825 are attributable to OPI III and 8 are attributable to Associates.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 16.983% of the outstanding Shares. OrbiMed Capital GP III LLC, as the general partner of OPI III, may be deemed to be the beneficial owner of approximately 16.823% of the Shares.  OrbiMed Advisors LLC, as the managing member of OrbiMed Capital GP III LLC and general partner of Associates, may be deemed to be the beneficial owner of approximately 16.983% of the Shares.  Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC, may be deemed to be the beneficial owner of approximately 16.983% of the Shares.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since November 16, 2010.

Item 4.	Purpose of Transaction.

As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares were acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI III or Associates.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 16.983% of the issued and outstanding Shares.  As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Isaly share power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, OrbiMed Capital GP III LLC is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III, and OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP III LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP III LLC. OrbiMed Advisors LLC is also the sole general partner of Associates, pursuant to the terms of the limited partnership agreement of Associates. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC have discretionary investment management authority with respect to the assets of OPI III and Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by OPI III and Associates. The number of outstanding Shares of the Issuer attributable to OPI III is 4,117,059 Shares and Warrants to purchase 291,602 Shares and to Associates is 39,211 Shares and Warrants to purchase 2,777 Shares. OrbiMed Advisors LLC, pursuant to its authority as the managing member of OrbiMed Capital GP III LLC and the general partner of Associates, may be considered to hold indirectly 4,156,270 Shares and Warrants to purchase 294,379 Shares and OrbiMed Capital GP III LLC, pursuant to its authority as the general partner of OPI III, may be considered to hold indirectly 4,117,059 Shares and Warrants to purchase 291,602 Shares.

On November 30, 2010, Gordon, a director of the Issuer, who also is a member of OrbiMed Advisors LLC, was the recipient of a grant of restricted stock units of the Issuer (the “Restricted Stock Units”) and the Non-Qualified Stock Options (collectively, the “Director’s Stock Options”).  Pursuant to an agreement with the Reporting Persons, Gordon is obligated to transfer any Shares issued under the Director’s Stock Options to the Reporting Persons, which will distribute the Shares to OPI III and Associates on a pro-rata basis.  The Restricted Stock Units vest in three successive and equal annual installments measured from November 30, 2010, subject to Gordon’s continued employment or service relationship with the Issuer on each of the vesting dates. The Non-Qualified Stock Options vest in 36 successive and equal monthly installments measured from November 30, 2010, such that 100% of the Shares subject to the Non-Qualified Stock Options will be fully vested on the third anniversary of November 30, 2010, subject to Gordon’s continued employment or service relationship with the Issuer on each of the vesting dates.  As of the date hereof, 833 of the Non-Qualified Stock Options have vested or will vest within sixty (60) days. Of these Non-Qualified Stock Options, 825 are attributable to OPI III and 8 are attributable to Associates. The Director’s Stock Options include a change of control provision such that all unvested Shares will immediately vest and become exercisable in connection with a change of control of Issuer.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  January 13, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer	CFO OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly	A-1